Executive Summary Quarterly Report
Exhibit 1

Japanese Quarterly Report for the fiscal third quarter ended December 31, 2011, submitted to the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on February 10, 2012, which included the following information:

I.  Corporate Information

1.	Corporate Overview
•	Significant financial indices
•	Business overview

2.	Business Information
•	Risk factors
•	Material agreements
•	Operating and financial review and prospects

3.	Company Data
•	Share information
         -   Total number of shares
         -   Stock acquisition rights
         -   Bonds with stock acquisition rights with contingently adjustable exercise price (none)
         -   Rights plan (none)
         -   Number of shares outstanding, changes in capital stock
         -   Major shareholders
         -   Voting rights
•	Changes in directors and corporate auditors (none)

4.	Financial information
•	Consolidated financial statements (Unaudited)
•	Others

II.  Information on Guarantors (none)

Quarterly review report

Exhibit
Certifications of the Registrant’s Representative Director, President and Chief Executive Officer